RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                          LOS ANGELES, CALIFORNIA 90024
                            TELEPHONE (310) 208-1182
                               FAX (310) 208-1154


                                December 12, 2005


VIA EDGAR CORRESPONDENCE & FACSIMILE
------------------------------------

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Cicely Luckey


               RE:      CARSUNLIMITED.COM, INC.
                        FORM 10-KSB FOR THE PERIOD ENDING DECEMBER 31, 2004; FORM 10-QSB FOR THE PERIOD ENDING MARCH 31, 2005; FORM 10-QSB FOR THE PERIOD ENDING JUNE 30, 2005; FILE NO. 333-43748

Dear Ms. Luckey:

      On behalf of Carsunlimited.com, Inc., a Nevada corporation (the "Company"), we hereby transmit via Edgar Correspondence pursuant to Rule 101(a) of Regulation S-T, our responses to the Commission's letter dated October 3, 2005.

      The Commission issued a comment letter dated October 3, 2005 based upon the Commission's review of the Company's Annual Report for the period ended December 31, 2004. The following consists of the Company's responses to the Commission's comment letter. For the convenience of the staff, the Staff's comment is repeated verbatim with the Company's response immediately following.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
----------------------------------------------

Financial Statements and Notes
------------------------------

Statement of Cash Flows
-----------------------

Division of Corporate Finance
Securities and Exchange Commission
Attn: Cicely Luckey
December 9, 2005
Page 2

Supplementary Schedule of Non-cash Transactions, page F-5
---------------------------------------------------------

      1. We note that you have amortized the entire amount of the debt discount related to the beneficial conversion feature on your notes payable on the date of issuance. Tell us the maturity dates of your notes payable and explain to us how you have considered the guidance in paragraph 19 of EITF 00-27 in determining the appropriate accounting treatment.


The note is a demand note. Because the note is convertible at the date of issuance, the beneficial conversion debt discount is charged to interest expense at the date of issuance. We considered the guidance of the EITF 98-5, Examples of the Application of the EITF Consensuses on Issue 98-5, Case 1 (a0- Instrument Is Convertible at Inception, Fixed Dollar Conversion Term (Base Case).

Item 14. Controls and Procedures
--------------------------------

      2. We note that the company performed an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures within 90 days prior to your filing the Form 10-KSB and subsequent Forms 10-QSB for the periods ended March 31, 2005 and June 30, 2005. Pursuant to Item 307 of Regulation S-B as amended by Release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, effective August 14, 2003, such evaluation should be performed as of the end of the period covered by the report. Tell us how you complied with such requirements or advise us.

The Company did perform evaluations regarding the effectiveness of the design and operations of the disclosure controls and procedures as of the end of the period covered by the applicable reports. The Company's Form 10-KSB and the subsequent Form 10-QSBs for the periods ended March 31, 2005 and June 30, 2005 will be amended to reflected this fact.

Division of Corporate Finance
Securities and Exchange Commission
Attn: Cicely Luckey
December 9, 2005
Page 3

      If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.


                                         Very truly yours,

                                         RICHARDSON & PATEL, LLP


                                         By: /s/ Ryan S. Hong
                                             -----------------------------------
                                             Ryan S. Hong



cc: Mr. Daniel Myers, Chief Executive Officer